Exhibit 99.3

IAMGOLD CORPORATION
8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

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This Form of Proxy is Solicited by and on behalf of Management Notes to proxy
1.	Every shareholder has the right to appoint any person or company of his, her or its choice, who need not be a shareholder, to attend and act on his, her, or its behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5.	The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	- - - - -
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 8, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
The undersigned shareholder(s) of IAMGOLD Corporation (the “Corporation”) hereby appoint(s) Donald K. Charter, Chairman and a director of the Corporation or, failing him, Stephen J.J. Letwin, President, CEO and a director of the Corporation.	OR	Print the name of the person you are appointing if this person is someone other than Donald K. Charter or, failing him, Stephen J. J. Letwin.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation”) to be held at the Arcadian Loft, Simpson Tower 8th Floor, 401 Bay Street Toronto, Ontario M5H 1A1, on Wednesday, May 10, 2017 at 4:00 p.m. (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold

01. John E. Caldwell	☐	☐	05. Stephen J. J. Letwin	☐	☐
02. Donald K. Charter	☐	☐	06. Mahendra Naik	☐	☐	- - - - - Fold

03. Sybil E. Veenman	☐	☐	07. Timothy R. Snider	☐	☐

04. Richard J. Hall	☐	☐
				For	Withhold
2. Appointment of Auditors
Appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.				☐	☐
				For	Against

3. Advisory Vote on Executive Compensation
Resolved, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2017 annual meeting of shareholders.				☐	☐
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Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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